TD BANK GROUP DECLARES DIVIDENDS
(all amounts in Canadian dollars)
TORONTO – August 28, 2025 -

The Toronto

-Dominion Bank (the "Bank") today announced that
a dividend in an amount of one dollar and five cents ($1.05)

per fully paid common share in the
capital stock of the Bank has been declared for the quarter

ending October 31, 2025, payable on
and after October 31, 2025, to shareholders of record at the close of business on October 10,
2025.

In lieu of receiving their dividends in cash, holders of the Bank’s common shares may choose to
have their dividends reinvested in additional common shares

of the Bank in accordance with the
Dividend Reinvestment Plan (the “Plan”).
Under the Plan, the Bank has the discretion to either purchase the additional common shares in
the open market or issue them from treasury.

If issued from treasury,

the Bank may decide to
apply a discount of up to 5% to the Average Market

Price (as defined in the Plan) of the additional
shares.

For the October 31, 2025 dividend, the Bank will purchase

the additional shares in the
open market and therefore no discount will apply.
Registered holders of record of the Bank's common shares

wishing to join the Plan can obtain an
Enrolment Form from TSX Trust

Company (1-800-387-0825) or on the Bank's website,
www.td.com/investor/drip.jsp.

In order to participate in the Plan in time for this dividend,
Enrolment Forms for registered holders must be received

by TSX Trust Company at P.O.

Box
4229, Postal Station A, Toronto,

Ontario, M5W 0G1, or by facsimile at 1-888-488-1416,

before
the close of business on October 10, 2025.

Beneficial or non-registered holders of the Bank's
common shares wishing to join the Plan must contact their

financial institution or broker for
instructions on how to enroll in advance of the above

date.
Registered holders who participate in the Plan and who wish to terminate that participation so that
cash dividends to which they are entitled to be paid on and

after October 31, 2025 are not
reinvested in common shares under the Plan must deliver

written notice to TSX Trust Company
at the above address by no later than October 10, 2025.

Beneficial or non-registered holders
who participate in the Plan and who wish to terminate that participation so that cash dividends to
which they are entitled to be paid on and after October

31, 2025 are not reinvested in common
shares under the Plan must contact their financial institution or broker for instructions on how to
terminate participation in the Plan in advance of October

10, 2025.
The Bank also announced that dividends have been declared

on the following Non-Cumulative
Redeemable Class A First Preferred Shares of the Bank, payable on and after October 31, 2025,
to shareholders of record at the close of business on October

10, 2025:

●

Series 1, in an amount per share of $0.310625;
●

Series 9, in an amount per share of $0.202625;
●

Series 16, in an amount per share of $0.3938125;
●

Series 18, in an amount per share of $0.3591875;
●

Series 27, in an amount per share of $28.75; and
●

Series 28, in an amount per share of $36.16.

The Bank for the purposes of the Income Tax

Act (Canada) and any similar provincial legislation
advises that the dividend declared for the quarter ending

July 31, 2025 and all future dividends
will be eligible dividends unless indicated otherwise.
About TD Bank Group
The Toronto

-Dominion Bank and its subsidiaries are collectively

known as TD Bank Group ("TD"
or the "Bank"). TD is the sixth largest bank in North America by assets and serves over 28.1
million customers in four key businesses operating in a

number of locations in financial centres
around the globe: Canadian Personal and Commercial Banking,

including TD Canada Trust and
TD Auto Finance Canada; U.S. Retail, including TD

Bank, America's Most Convenient Bank®, TD
Auto Finance U.S., and TD Wealth (U.S.); Wealth

Management and Insurance, including TD
Wealth (Canada), TD Direct Investing, and TD Insurance;

and Wholesale Banking, including TD
Securities and TD Cowen. TD also ranks among the world's leading online financial services
firms, with more than 18 million active online and mobile

customers. TD had $2.0 trillion in assets
on July 31, 2025. The Toronto

-Dominion Bank trades under the symbol "TD" on

the Toronto
Stock Exchange and New York

Stock Exchange.
For more information contact:

Jennifer dela Cruz
Senior Legal Officer,

Corporate
Legal Department – Shareholder Relations
(416) 944-6367
Toll

free 1-866-756-8936
Elizabeth Goldenshtein
Senior Manager, Corporate

Communications

(416) 994-4124